FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA CORPORATION

COMMISSION FILE NO. 001-35490

The following editorial, written by David M. Cordani, Cigna Corporation’s President and Chief Executive Officer, for the Health Care Blog, was added to the deal website, www.advancinghealthcare.com.

8/13/2018 Health Care’s Third Wave | THCB

http://thehealthcareblog.com/blog/2018/08/03/health-cares-third-wave

Health Care’s Third Wave

Aug 3, 2018

By DAVID M. CORDANI

Change and American health care have become synonymous. “Change” can be exciting and life-altering when it refers to the innovative new therapies and treatments that improve or extend life, many of those originating in the United States. Change, though, can be a tremendous source of anxiety for families concerned with the affordability of care and stability in their health care coverage choices. It is the tension between these two definitions of change that the United States has struggled to solve over the past three decades.

As we have all witnessed, the health care marketplace has gone through two successive waves of change over the past 30 years, with the third wave now upon us. The first wave was managed care, which sought to rein in cost and quality relative to “unmanaged care.” But while managed care made some gains, it still proved to be unsustainable in its constraint of choice and its focus on financing “sick care” rather than on optimization of health.

The second wave of “reforms” saw companies like Cigna evolve – or change – from “insurance” to a health services focus, with more engagement and support for the individual and partnerships with health care providers and pharmaceutical manufacturers predicated on the health outcomes achieved rather than the volume of services provided. The second wave has seen the health care industry as a whole work together to improve health, lower health risks and improve the cost structure of the employer-sponsored market, which has in turn subsidized the entire system.

In that environment, Cigna has been able to deliver the best medical cost trend over the past five years – below 3 percent in 2017 or half that of the industry. So why risk disrupting a winning formula by acquiring the pharmacy services company Express Scripts? Because the system still isn’t sustainable and maintaining the status quo of rising costs means you are effectively moving backwards.

The numbers are clear. Despite our best efforts, health spending continues to increase and is projected to rise 5.5 percent annually over the next decade. In 2026, health spending is projected to comprise nearly 20 percent of the U.S. economy [1], and while the U.S. spends more on health per capita than all other OECD countries, life expectancy is increasing at a slower pace than in all but eight of those 34 countries [2]. Over the next decade, the Centers for Medicare and Medicaid Services (CMS) projects that spending for retail prescription drugs will be the fastest growing health care category – rising an average of 6.3 percent per year, due to higher drug prices and increased utilization of specialty drugs. This constricts economic growth, forces employers to choose between providing benefits or creating jobs, and ultimately is borne by American families.

A third wave of health care change is needed. It starts with a very big goal, and seeks to achieve that goal by delivering the personalized experience that consumers have come to expect in every other walk of life and desperately need from their health care.

The goal is a number that has long been considered unobtainable. We believe that it’s not only possible, but required to deliver a sustainable medical cost trend that looks more like the consumer price index (CPI). To meet this goal, Cigna is preparing to achieve CPI-level medical cost inflation by 2021, which should deliver $50 billion of value per year, versus uncoordinated care. The marketplace cannot continue to tolerate an overall medical inflation rate that is two, three or four times CPI. We believe American families should be able to think of health care in the same way they think about all other aspects of their cost of living and quality of life.

Achieving a medical cost trend at CPI requires us to go beyond the traditional approaches to affordability. Driving down unit costs in adversarial industry relationships will not get us to CPI. Neither will approach designed for the average person when we know that the average person does not exist – every individual has unique health concerns, needs, and expectations. The third wave is about finally aligning the industry with the individual so that consumers live the healthiest life possible and have the support they need to make good decisions about their health and health care.

A health care experience aligned to the individual has a few critical attributes that were largely absent from the prior waves of change.

Personalization. Innovation in medicine has produced drugs for some of the most complex and rare conditions, many of which impact smaller patient populations. Consumers are pushing for a comparable, more personalized approach to their overall care. They deserve and can have benefits and health care access (or networks) designed to match their specific needs. This is only possible if the system is aligned and centered on delivering better outcomes for the individual, instead of the masses.

Alignment. Wading through the current health care system requires making sense of many uncoordinated touch points including, but not limited to, episodic interactions with a doctor, a pharmacist, and an insurer. We need more connections, not more dissonance. When all participants in the health care ecosystem are on the same page and working toward the same goal – improving an individual’s health – it becomes significantly easier to deliver tailored care that fits a person’s unique needs.

Transparency with this Personalization and Alignment. Individuals can navigate the health care system and their care journey with confidence. Instead of spending time trying to become experts on insurance policies or deciphering medical terms, they want a more user-friendly experience. They want to understand their options, know the associated costs, and to see clearly how each option is likely to impact them based on their unique situation. A better aligned and integrated system lends itself to the greater transparency and usability that patients seek.

Insights. Consumers have come to expect data and insights to play a major role in all of their buying decisions, great and small. Yet health care decisions frequently have no information behind them, leading to surprise bills and even poor health outcomes. Individuals need the best information and insights if they are going to make the best medical and financial decisions. In a time of predictive analytics, machine learning, and artificial intelligence, we should be able to predict, anticipate and avoid many health challenges while coordinating the best quality, high value, personalized care when needed.

The power of this approach comes to life with the example of Sarah, a 30-year-old woman suffering from Crohn’s Disease and depression. An aligned and integrated experience for Sarah that keeps her chronic diseases in check and prevents them from escalating to a painful and expensive acute care situation includes behavioral health services, in-home specialty drug administration and integration of behavioral health data with medical and pharmacy data to develop a holistic care plan.

Getting Sarah the right care, at the right time, in the right place, not only eliminates health crises and makes it easy for her to take care of herself, but also eliminates costly care that is avoidable by keeping her as healthy as possible. This approach to coordinated health care requires a shift in how many have traditionally approached “health care,” but addressing the whole person’s needs in a coordinated and personalized way is the path to a sustainable system. Achieving a sustainable health care system requires us to embrace and enable individual health and well-being, expand and enable value-based (versus volume based) health care relationships, and embrace the full power of technology and data. This will allow us to expand access (e.g. digital care), the advance predictability of risk and health challenges, and advance coordination for maximum care and quality of life. By combining capabilities and expertise, we can deliver a more coordinated model of care and better alignment of key elements of the care continuum, all centered around the individual. With greater coordination and access to medical, behavior, pharmacy and specialty pharmacy data, we can deliver deeper, more integrated offerings that help consumers achieve their best health.

We can’t stand still as costs continue to rise and people struggle with affordability and the stability of coverage choices. Instead, let’s join together in taking a proactive approach to consumer health and delivering personalized health care experiences. This is an exciting time to be leading a health service company. This is the third wave of health care.

David M. Cordani, is the President & CEO of Cigna Corporation

References:

[1] https://www.reuters.com/article/us-usa-health care-spending/u-s-healthcare-spending-to-climb-5-3-percent-in-2018-agency-idUSKCN1FY2ZD

[2] http://www.oecd.org/unitedstates/Health-at-a-Glance-2013-Press-Release-USA.pdf

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FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•

the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, including the preliminary joint proxy statement / prospectus contained in the Form S-4 of Halfmoon Parent, Inc. (“Holdco”), which was filed with the SEC on May 16, 2018, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, Holdco has filed a registration statement on Form S-4 that included a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna Corporation and Express Scripts Holding Company commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna Corporation and Express Scripts Holding Company on or about July 17, 2018. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary materials filed on May 16, 2018, the definitive version of the joint proxy statement/prospectus (when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation (and, in some instances, Holdco) and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which was filed with the SEC on August 2, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018, and the definitive joint proxy statement / prospectus contained in the Form S-4, which was declared effective by the SEC on July 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which was filed with the SEC on August 1, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018, and the definitive joint proxy statement / prospectus contained in the Form S-4, which was declared effective by the SEC on July 16, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the preliminary joint proxy statement / prospectus, and the definitive version thereof (when it becomes available), carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.